October 25, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Amendment No. 7 to Registration Statement on Form S-1 File No. 333-174225 Filed October 14, 2011 Supplemental Response Dated October 21, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company, and Enduro Royalty Trust (collectively, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated October 25, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Amendment No. 7 to Registration Statement on Form S-1
Prospectus Summary, page 1
1.	We note your disclosure at page 12 that the projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $87.75 per Bbl of oil and $4.19 per MMBtu of natural gas during the twelve months ending May 31, 2012. Please revise your filing to describe in necessary detail your basis for using such prices.

Response: In response to the Staff’s comment, the Registrants propose to delete the first two sentences of the second paragraph on page 12 of the Registration Statement and replace such sentences with the following:
“The projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $87.75 per Bbl of oil and $4.19 per MMBtu of natural gas during the twelve month projection period.

These assumed prices were based on the volumetric weighted average using the following prices: (1) average actual NYMEX prices of $89.77 for oil and $4.20 for natural gas for the months of July 2011 through September 2011, (2) estimated average NYMEX prices for the month of October 2011 of $83.50 for oil and $3.57 for natural gas, and (3) NYMEX futures strip pricing of $87.50 and $4.25 for the months of November 2011 through June 2012. Our assumed prices are then adjusted to take into account Enduro Sponsor’s estimate of the basis differential (based on location and quality of the production) between published prices and the prices actually received by Enduro Sponsor.”
2.	We note your disclosure at page 12 regarding oil and gas prices for the twelve months ended August 31, 2011. Please revise your filing to update this disclosure.

Response: The Registrants propose to revise the disclosure noted in the Staff’s comment as follows:
“For example, for the twelve months ended September 30, 2011, the published daily average closing WTI crude oil spot price per Bbl was approximately $92.80 and the daily average Henry Hub natural gas spot price per MMBtu was approximately $4.11.”
     Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.
Very truly yours,
/s/ Sean T. Wheeler
Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
     Chief Operating Officer
Kimberly A. Weimer, Vice President and
     Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

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